Exhibit (m)(17) under Form N-1A

Exhibit 10 under Item 601/Reg. S-K

Amendment #1 to EXHIBIT A

to the

Distribution Plan

FEDERATED INCOME SECURITIES TRUST:

Federated Muni and Stock Advantage Fund

Class A Shares

This Amendment to the Distribution Plan is adopted as of the 15th day of November, 2007, by Federated Income Securities Trust with respect to the Class A Shares of the portfolio of the Trust set forth above.

As compensation for the services provided pursuant to this Plan, FSC will be paid a monthly fee computed at the annual rate of 0.05 of 1% of the average aggregate net asset value of the Class A Shares of Federated Muni and Stock Advantage Fund held during the month.

Witness the due execution hereof this 1st day of December, 2007.

FEDERATED INCOME SECURITIES TRUST

By: /s/ J. Christopher Donahue

Name: J. Christopher Donahue

Title: President